

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 2, 2016

Via E-mail
Mr. Joel Falitz
Chief Executive Officer
Ecosciences, Inc.
420 Jericho Turnpike, Suite 110
Jericho, NY 11753

      RE: **Ecosciences, Inc.**
                Form 10-K for the Year Ended May 31, 2015
                Filed September 29, 2015
                File No. 0-54525

Dear Mr. Falitz:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ John Cash

                                John Cash
                                Accounting Branch Chief
                                Office of Manufacturing and Construction